SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 10, 2019

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 10, 2019 regarding “Provisions in fourth quarter 2018 related to reshaping BSS business”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 10, 2019

PRESS RELEASE January 10, 2019

Provisions in fourth quarter 2018 related to reshaping BSS business

•	Provisions for estimated costs of SEK 6.1 b. to be taken in fourth quarter results, of which SEK 3.1 b. restructuring charges

•

Planned measures will materially reduce losses in Business Support System (BSS) already in 2019. Reshaped BSS strategy expected to set Segment Digital Services on a strong path to achieving the target of low single-digit operating margin (excluding restructuring) in 2020

•

Provisions mainly relate to estimated costs associated with expected changes in project scopes including customer compensation payments, provisions for project delays, and write-down of intangible assets

•	Further restructuring charges related to the planned measures, including related headcount reductions, estimated to SEK1.5 b. are anticipated in 2019

Ericsson’s (NASDAQ: ERIC) focus on simplifying and stabilizing the business has during the three first quarters of 2018 resulted in stronger gross margins and a stabilizing topline. Focus has been on addressing underperforming areas while creating a strong platform for future growth. There has been solid progress in most portfolio areas.

In Segment Digital Services, that has yet to complete its turnaround, actions proceed according to plan with efficiency improvements, cost reductions and half of the identified 45 critical and non-strategic projects addressed to date. However, the Business Support System (BSS) area is not showing satisfactory progress jeopardizing Segment Digital Services’ overall profitability target for 2020.

The company’s past BSS strategy included pursuing large transformation projects based on pre-integrated solutions, including development of a next generation BSS platform, the full-stack Revenue Manager. The strategy has not been successful and to date the full-stack Revenue Manager has not generated any revenues.

1    (6)

PRESS RELEASE January 10, 2019

The anticipated customer demand for a full-stack pre-integrated BSS solution has not materialized. Delays in product and feature development has also made the full-stack Revenue Manager less competitive. R&D resources in BSS have been focused on full-stack Revenue Manager, causing further delays in product releases of the established platform. In addition, certain complex transformation projects experienced delays and cost overruns.

Consequently, at the Capital Markets Day on November 8, 2018, Ericsson presented a revised BSS strategy, including increased investments in the established platform, Ericsson Digital BSS, and refocusing the full-stack Revenue Manager to fulfilling existing customer commitments only.

Focusing on the established and competitive billing, charging, mediation, order management, and catalog portfolio, with an existing large installed base, will strengthen Ericsson’s BSS business. Furthermore, since 2017, Ericsson is applying a selective approach to large transformation projects focusing on projects based on available products.

The company has now decided to pursue additional measures to speed up the restructuring of the BSS business, including its product and contract portfolio. Provisions for the cost for executing on these planned measures will, together with necessary contract loss provisions, negatively impact operating income in Q4 2018 by SEK 6.1 b., mainly impacting gross margin. Out of this amount, SEK 3.1 b., is treated as restructuring charges. Further restructuring charges related to the planned measures, including related headcount reductions, estimated to SEK 1.5 b. are anticipated in 2019.

Provisions mainly relate to estimated costs associated with expected changes in project scopes including customer compensation payments, provisions for project delays, and write-down of intangible assets. The vast majority of the provision amount will impact cash flow, starting in 2019 and continuing over several years as projects are completed.

The planned measures will materially contribute to reducing losses in the BSS area already in 2019 and de-risk the plan. The company’s current assessment is that the reshaped BSS strategy will set Segment Digital Services on a strong path to achieving the operating margin targets (excluding restructuring) of low single-digit in 2020 and 10 – 12 percent no later than 2022.

2    (6)

PRESS RELEASE January 10, 2019

Under the revised strategy investments will be increased in the established portfolio, Ericsson Digital BSS – making it ready for new business models related to 5G and IoT, including technology evolution to cloud native and micro services. Developed capabilities in Revenue Manager will be added to the established portfolio.

Additional detail will be presented in connection with Ericsson’s fourth quarter and full year 2018 earnings report scheduled for January 25, 2019.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

FOLLOW US:

www.twitter.com/ericsson

www.facebook.com/ericsson

www.linkedin.com/company/ericsson

www.youtube.com/ericsson

Subscribe to Ericsson press releases here.

MORE INFORMATION AT:

News Center

Contact person

Peter Nyquist, Head of Investor Relations

Phone: +46 10 714 64 99

E-mail: peter.nyquist@ericsson.com

Additional contacts

Helena Norrman, Senior Vice President, Marketing and Communications

Phone: +46 10 719 34 72

E-mail: media.relations@ericsson.com

Investors

3    (6)

PRESS RELEASE January 10, 2019

Åsa Konnbjer, Director, Investor Relations

Phone: +46 10 713 39 28

E-mail: asa.konnbjer@ericsson.com

Stefan Jelvin, Director, Investor Relations

Phone: +46 10 714 20 39

E-mail: stefan.jelvin@ericsson.com

Rikard Tunedal, Director, Investor Relations

Phone: +46 10 714 54 00

E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President, Head of External Communications

Phone: +46 10 719 97 27

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON

Ericsson enables communications service providers to capture the full value of connectivity. The company’s portfolio spans Networks, Digital Services, Managed Services, and Emerging Business and is designed to help our customers go digital, increase efficiency and find new revenue streams. Ericsson’s investments in innovation have delivered the benefits of telephony and mobile broadband to billions of people around the world. The Ericsson stock is listed on Nasdaq Stockholm and on Nasdaq New York. www.ericsson.com

Forward-looking statements

This release includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, in particular the following:

– Our goals, strategies, planning assumptions and operational or financial performance expectations

4    (6)

PRESS RELEASE January 10, 2019

– Industry trends, future characteristics and development of the markets in which we operate

– Our future liquidity, capital resources, capital expenditures, cost savings and profitability

– The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

– The ability to deliver on future plans and to realize potential for future growth

– The expected operational or financial performance of strategic cooperation activities and joint ventures

– The time until acquired entities and businesses will be integrated and accretive to income

– Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors” in the latest interim report, and in “Risk Factors” in the Annual Report 2017.

5    (6)

PRESS RELEASE January 10, 2019

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this release, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulations.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above at 09:15 CET on January 10, 2019.

6    (6)